FORM 4                                                OMB APPROVAL
                                                OMB Number:       3235-0287
[ ] Check this box if no longer                 Expires: September 30, 1998
    subject to Section 16. Form 4 or            Estimated average burden
    Form 5 obligations may                      hours per response...   0.5
    continue.
    See Instruction 1(b).

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                      Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of
                                     1940

(Print or Type Responses)
1.   Name and Address of Reporting Person*

     de Chazal      Guy           L.
-------------------------------------------------------------------------------
      (Last)      (First)      (Middle)

     1221 Avenue of the Americas
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                (Street)

New York          NY               10020
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(City)          (State)            (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     Lionbridge Technologies, Inc. (LIOX)
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3.   IRS or Social Security
     Number of Reporting
     Person (Voluntary)

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4.   Statement for
     Month/Year

       11/2000
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5.   If Amendment
     Date of Original
     (Month/Year)

-------------------------------------------------------------------------------

6.   Relationship of Reporting Person(s) to Issuer
               (Check all applicable)

     X    Director                     10% Owner
   ------                        ------

         Officer (give                 Other (specify
   ------        title below)    ------        below)

           ---------------------------------

7.   Individual or Joint/Group Filing (Check Applicable Line)

      X   Form filed by One Reporting Person
     ---
          Form filed by More than One Reporting Person
     ---

Table I -- Non-Derivative Securities Acquired, Disposed of or Beneficially Owned

1. Title of Security (Instr. 3)   2. Trans-   3. Trans-     4. Securities Acquired (A)  5. Amount of     6. Owner-   7. Nature
                                     action      action        or Disposed of (D)          Securities       ship        of
                                     Date        Code          (Instr. 3, 4 and 5)         Beneficially     Form:       Indirect
                                                 (Instr. 8)                                Owned at         Direct      Bene-
                                                                                           End of Month     (D) or      ficial
                                     (Month/                                               (Inst. 3         Indirect    Owner-
                                     Day/                              (A or               and 4)           (I)         ship
                                     Year)     Code     V    Amount     (D)     Price                       (Instr. 4)  (Instr.4)

Common Stock                        11/28/00    J(1)         49,415      A        0           49,415           D       through
                                                                                                                       participation

Common Stock                                                                               3,119,340           I(2)    by
                                                                                                                       partnerships



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction
4(b)(v).


FORM 4 (continued)

            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                 (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Deriva-  2. Conver- 3. Trans- 4. Trans- 5. Number of 6. Date   7. Title and  8. Price  9. Number 10. Owner- 11. Nature
   tive Security        sion or    action    action    Deriva-      Exer-     Amount        of        of de-     ship       of
   (Instr. 3)           Exer-      Date      Code      tive         cisable   of Under-     Deriv-    rivative   Form       In-
                        cise       (Month/   (Instr.   Securi-      and       lying         ative     Secur-     of De-     direct
                        Price      Day/      8)        ties         Expira-   Securi-       Secur-    ities      rivative   Benefi-
                        of         Year)               Acquired     tion      ties          ity       Bene-      Secur-     cial
                        Deri-                          (A) or       Date      (Instr.       (instr-   ficially   ity:       Owner-
                        vative                         Disposed     (Month/   3 and         5)        Owned      Direct(D)  ship
                        Secur-                         of (D)       Day/      4)                      at End     or In-     (Instr.
                        ity                            (Instr.      Year)                             of         direct     4)
                                                       3, 4 and                                       Month      (I)
                                                       5)                                             (Instr.    (Instr.
                                                                                                       4)         4)

                                                                                    Amount
                                                                                    or
                                                               Date    Expir-       Number
                                                               Exer-   ration       of
                                          Code V  (A)  (D)     cisable Date   Title Shares




Explanation of Responses:

1. The Reporting Person received 49,415 shares of Common Stock in a distribution-in-kind from Morgan Stanley Venture Partners II, L.P., the general partner (the "General Partner") of Morgan Stanley Venture Capital Fund II
Annex, L.P. and Morgan Stanley Venture Investors Annex, L.P. (collectively, the
"Funds"). The General Partner received the shares of Common Stock in distributions-in-kind from the Funds. The distributions-in-kind occurred on
11/28/00.                                                                         /s/ Debra Abramovitz                   12/8/00
                                                                                 -------------------------------    ----------------
2. The Reporting Person is a general partner of the General Partner.             **Signature of Reporting Person            Date
The Reporting Person disclaims any beneficial ownership of any of the              Debra Abramovitz, Attorney-in
securities owned by the Funds except to the extent of any proportionate            Fact for Guy L. de Chazal
pecuniary interest therein.



**Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays                                                   Page 2
a currently valid OMB Number.                                                                                        SEC 1474 (7-96)

                               POWER OF ATTORNEY

     Know all by these presents, that the undersigned hereby constitutes and appoints Debra Abramovitz, the undersigned's true and lawful attorney-in-fact to:

     (1) execute for an on behalf of the undersigned, in the undersigned's capacity as a director of Lionbridge Technologies, Inc. (the "Company"), Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

     (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5 and timely file such form with the United States Securities and Exchange Commission and stock exchange or similar authority; and

     (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

     The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 7th day of December, 2000.


                                                     /s/ Guy L. de Chazal
                                                    ----------------------
                                                           Signature


                                                       Guy L. de Chazal
                                                    ----------------------
                                                          Print Name

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